UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

TT International U.S.A. Master Trust

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☐	Merger
☒	Liquidation
☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions I through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

TT International U.S.A. Master Trust (the “Master Trust”) is filing this Form N-8F on behalf of itself and each of its series, TT EAFE Portfolio and TT Europe Portfolio (each, a “Portfolio” and together, the “Portfolios”).

3.	Securities and Exchange Commission File No.: 811-10151
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☒	Initial Application	☐	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o SEI Investments Global Funds Services

One Freedom Valley Drive

Oaks, Pennsylvania 19456

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Thomas John Holton

Bingham McCutchen LLP

150 Federal Street

Boston, MA 02110

617-951-8587

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7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 31a-2 under the Act [17 CFR 270.3 la-1, .31a-2]:

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31 a-1 and 31 a-2 for the periods specified in those rules.
Name	Address	Telephone
SEI Investments Global Fund Services	One Freedom Valley Drive Oaks, Pennsylvania 19456	610-676-1000
SEI Investments Distribution Co.	One Freedom Valley Drive Oaks, Pennsylvania 19456	610-676-1000
Forum Shareholder Services, LLC	Two Portland Square Portland Maine 04101	207-879-1900
The Northern Trust Company	50 LaSalle Street Chicago, Illinois 60675	312-630-6000
TT International Investment Management	Martin House, 5 Martin Lane London, England EC4R 0DP	+44-207-410-3500

8.	Classification of fund (check only one):
☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
☒	Open-end	☐	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

The Master Trust is organized as a trust under the laws of the Commonwealth of Massachusetts.

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

TT International Investment Manager

Martin House

5 Martin Lane

London ED4R 0DP

England

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

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SEI Investments Distribution Co.

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Quasar Distributors, LLC

615 East Michigan Street,

Milwaukee, Wisconsin 53202

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable.
(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811 -

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒ Yes	☐ No

If Yes, state the date on which the board vote took place: August 24, 2005

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☐ Yes	☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Declaration of Trust of the Master Trust, dated May 26, 2000, as amended, permits the trustees of the Master Trust to terminate the Portfolios by written notice to each of the holders of beneficial interests of the Portfolios. A written notice of liquidation was sent to the holders of beneficial interests on or about August 26, 2005.

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II.  Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☒ Yes	☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions:

As further described in the Trust’s response to question 16(e), an in-kind redemption was made by the TT EAFE Portfolio to the LKCM International Fund on August 26, 2005. From that date until September 26, 2005, the Portfolios fulfilled redemption requests as received. On September 26, 2005, in connection with liquidating distributions made by the TT Active International Mutual Fund (a feeder into the TT EAFE Portfolio) and TT Europe Mutual Fund (a feeder into the TT Europe Portfolio), each a series of TT International U.S.A. Feeder Trust (together, the “Feeder Funds”), to the Feeder Funds’ shareholders (other than TT International Investment Manager), each Portfolio distributed a substantial portion of its assets to its respective Feeder Fund.

(b)	Were the distributions made on the basis of net assets?
☒ Yes	☐ No
(c)	Were the distributions made pro rata based on share ownership?
☒ Yes	☐ No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☒ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

LKCM International Fund was a feeder fund that invested substantially all of its assets in the TT EAFE Portfolio as permitted by Section 12(d)(E) of the Investment Company Act of 1940, as amended. On August 26, 2005, at the request of Board of Trustees of LKCM International Fund, an in-kind redemption was made by the TT EAFE Portfolio to the LKCM International Fund so that the LKCM International Fund could continue its investment program after the liquidation of the TT EAFE Portfolio. The in-kind redemption was made in accordance with the conditions outlined in a no-action letter issued by the Commission to Signature Financial Group, Inc. on December 28, 1999 on the basis that the LKCM International Fund could be considered an affiliate of the TT EAFE Portfolio by virtue of its ownership in the TT EAFE Portfolio. Immediately prior to the in-kind redemption, the TT EAFE Portfolio had three affiliated holders of beneficial interests, the LKCM International Fund, the TT Active International Fund and TJA Incorporated, which in the aggregate held 100% of the beneficial interests of the TT EAFE Portfolio.

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17.   Closed-end funds only: Not applicable.

Has the fund issued senior securities?

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
☐ Yes	☒ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

As of the date hereof, (i) the TT EAFE Portfolio’s remaining holders of beneficial interest are TJA Incorporated and TT Active International Mutual Fund and (ii) the TT Europe Portfolio’s remaining holders of beneficial interest are TJA Incorporated and the TT Europe Mutual Fund.

(b)	Describe the relationship of each remaining shareholder to the fund:

TJA Incorporated, is a Delaware corporation and an affiliate of TT International Investment Manager, the Portfolios’ investment adviser. The TT Active International Mutual Fund and the TT Europe Mutual Fund are (i) each a series of TT International U.S.A. Feeder Trust, a Massachusetts business trust, (ii) registered as open-end management investment companies under the Investment Company Act of 1940, as amended and (iii) advised by TT International Investment Manager.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☒ Yes	☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

Each Portfolio intends to distribute its remaining assets to its remaining holders of beneficial interest to effect a complete liquidation of their interests once the de-registration of the Master Trust and TT International U.S.A. Feeder Trust is complete.

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒ Yes	☐ No

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If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

TT EAFE Portfolio

U.S. Dollars	$325,252.62
Hong Kong Dollars	$83.02
Japanese Yen	$8,634.45
Dividends Receivable	$12,689.97
Reclaims Receivable	$18,636.01
Investment Securities Sold	$657.98

TT Europe Portfolio

U.S. Dollars	$167,077.33
Dividends Receivable	$83.57
Reclaims Receivable	$161.59
Investment Securities Sold	$9.43

(b)	Why has the fund retained the remaining assets?

The Portfolios have retained to the assets to redeem the beneficial holders and to pay outstanding debts to Portfolios’ vendors and brokers.

(c)	Will the remaining assets be invested in securities?
☐ Yes	☒ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☒ Yes	☐ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

Amounts payable to the portfolio’s vendors for un-billed expenses:

TT EAFE Portfolio: $66,129.39
TT Europe Portfolio: $25,843.71

Amount payable to portfolios’ brokers upon settlement of foreign currency contracts:

TT EAFE Portfolio: $8,661.36
(b)	How does the fund intend to pay these outstanding debts or other liabilities?

All outstanding debts and liabilities will be paid with assets retained in the portfolios.

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IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses (estimated): $40,000
(ii)	Accounting expenses (estimated): $5,000
(iii)	Other expenses (list and identify separately):

Estimated tax fees: $20,000

(iv)	Total expenses (sum of lines (i)-(iii) above): $65,000
(b)	How were those expenses allocated?

All expenses incurred in connection with the liquidation have been or will be borne by TT International Investment Management, either directly or through expense reimbursement.

(c)	Who paid those expenses?

All expenses incurred in connection with the liquidation have been or will be borne by TT International Investment Management, either directly or through expense reimbursement.

(d)	How did the fund pay for unamortized expenses (if any)?

There were no unamortized expenses for the period.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

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V.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger: Not Applicable.
(b)	State the Investment Company Act file number of the fund surviving the Merger: Not Applicable.
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not Applicable.
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of TT International U.S.A. Master Trust (the “Master Trust”), and each of its series, TT EAFE Portfolio and TT Europe Portfolio, (ii) he is the Secretary of the Master Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

TT International U.S.A. Master Trust, on behalf of TT EAFE Portfolio and TT Europe Portfolio

By: /s/ S. Austin Allison

S. Austin Allison

Secretary

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